UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Solectron Corporation
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2 3/4% Liquid Yield Option Notes Due 2020 (Zero Coupon — Senior)
(Title of Class of Securities)

834182-AK-3
(CUSIP Number of Class of Securities)

Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Steven E. Bochner, Esq.
John A. Fore, Esq.
Daniel J. Weiser, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$900,000,000	$82,800

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $1.5 billion aggregate principal amount at maturity of outstanding 2 3/4% Liquid Yield Option Notes due 2020 (Zero Coupon-Senior) are purchased at a price of $600 per $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals $92 for each $1,000,000.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$82,800 File No. 5-41005	Filing Party: Date Filed:	Solectron Corporation June 21, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS

INTRODUCTORY STATEMENT

     Solectron Corporation, a Delaware Corporation (the “Company”) hereby amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed on June 21, 2002 and amended on July 9, 2002, with respect to the offer by the Company to purchase up to $1.5 billion aggregate principal amount at maturity of its outstanding 2 3/4% Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued in May 2000 (the “2 3/4% LYONs”) at a purchase price not greater than $600 nor less than $580 per $1,000 principal amount at maturity of 2 3/4% LYONs. The Company’s offer for the 2 3/4% LYONs is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2002 and amended on July 9, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, with respect to the 2 3/4% LYONs, as amended or supplemented from time to time, together constitute the “Offer”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 midnight, New York City time, on Friday, July 19, 2002, unless extended. The Schedule TO, as amended, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     All the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except for those items as to which information is specifically provided herein. Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     Liquid Yield Option is a trademark of Merrill Lynch & Co., Inc.

     The section of the Offer to Purchase entitled “Incorporation of Information by Reference” is hereby amended and supplemented by incorporating by reference into the Offer to Purchase the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 filed with the Commission on July 10, 2002. Therefore, a new sentence is added at the end of the first paragraph of the section of the Offer to Purchase entitled “Incorporation of Information by Reference” as follows:

(vii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 filed with the Commission on July 10, 2002.

Item 12. Exhibits.

(a)(1)(A)*	Offer to Purchase dated June 21, 2002.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.
(a)(5)(B)*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002.
(a)(5)(C)*	Summary Advertisement, dated June 21, 2002.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Solectron Corporation

By:	/s/ KIRAN PATEL

	Name:	Kiran Patel
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 10, 2002

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated June 21, 2002.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(5)(A)*	Press Release regarding issuer tender offer issued by Solectron Corporation, dated June 20, 2002.
(a)(5)(B)*	Press Release regarding fiscal third quarter results and outlook for fiscal fourth quarter, issued June 20, 2002
(a)(5)(C)*	Summary Advertisement, dated June 21, 2002.
(b)	None
(d)	None
(g)	None
(h)	None

*	Previously filed.